UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
SEC File Number: 000-26124
CUSIP Number: 46600W106
NOTIFICATION OF LATE FILING

(Check One):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D
☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2006

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I — Registrant Information
Full Name of Registrant: IXYS Corporation
Former Name if Applicable: Paradigm Technology, Inc.
Address of Principal Executive Office (Street and number): 3540 Bassett Street
City, State and Zip Code: Santa Clara, CA 95054
Part II — Rule 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)
☑ (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
Part III — Narrative
State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed.)
Additional time will be needed by the registrant to complete the preparation and review of the registrant’s Annual Report on Form 10-K for the year ended March 31, 2006 (the “Form 10-K”). The registrant is continuing its assessment of internal control over financial reporting as required under the regulations adopted in implementation of Section 404 of the Sarbanes-Oxley Act of 2002. In the Form 10-K, the registrant is required to provide certain disclosures about its controls and procedures once management’s assessment is complete. The registrant is, therefore, unable to complete the preparation of the Form 10-K within the normal time period.
Part IV — Other Information
(1) Name and telephone number of person to contact in regard to this notification.

James R. Jones	(408) 982-0700

(Name)	(Area Code)(Telephone Number)

(2) Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☑ Yes ☐ No
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☑ Yes ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The registrant previously announced net income for the quarter ended March 31, 2006 of $30.3 million and net loss for the year ended March 31, 2006 of $6.1 million, as compared to net income of $5.8 million and $16.2 million, respectively, for the quarter and year ended March 31, 2005.
IXYS Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 14, 2006	By:	/s/ Uzi Sasson

Uzi Sasson,
Vice President of Finance and Chief Financial
Officer (Principal Financial Officer)

3